December 15, 2006

Via EDGAR and Facsimile: (202) 772-9205

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549

Re:  Eagle Broadband, Inc. (the “Company”)
Registration Statement on Form S-1
File No.: 333-138459

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of the Company be accelerated so that the Registration Statement may become effective at 3:00 p.m. on December 15, 2006, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

The Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Eagle Broadband, Inc.

By: /s/ Jeff Adams
Name: Jeff Adams
Title: Corporate Counsel